Filed by Guidant Corporation pursuant to Rule 425 under the
                 Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                            Subject Company: Guidant Corporation
                              Subject Company's Exchange Act File No.: 001-13388



         This material is not a substitute for the prospectus/proxy statement Johnson & Johnson and Guidant will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention:
Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129,
Attention: Investor Relations.

          Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant Corporation and their ownership of Guidant stock is set forth in the proxy statement for Guidant Corporation's 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.

         The following e-mail message was circulated to employees of Guidant Corporation.

                                     # # #

A Message from Ron Dollens to All Employees

This evening, Guidant issued a press release with the very exciting news that Guidant and Johnson & Johnson have agreed to join our two businesses.

Your Board of Directors and Guidant management team feel very positive about this agreement. This new entity represents a combination that builds upon complementary strengths of both firms, along with a common culture and value system. We strongly believe this business combination offers an unprecedented breadth of capabilities and resources that will accelerate the growth of new therapies and technologies, benefiting millions of patients around the world.

This partnership combines two best-in-class medical technology organizations to create a leader in the treatment of cardiovascular disease and create unprecedented growth opportunities:

* It will combine Guidant's 10 years of success and growth, our patient focus, innovation, velocity of product iteration, and strong customer relationships with Johnson & Johnson's therapy acceptance, public policy expertise, and other capabilities.

* Together, these complementary strengths will create an unparalleled opportunity to meet patient and customer needs, and to accelerate therapy awareness and patient access.

Guidant and its employees will benefit from this partnership:

* It will provide Guidant with resources and breadth to expand our current technology platforms and customer franchises. The Guidant franchise will continue as part of the Johnson & Johnson family of companies.

* It will create tremendous opportunities for Guidant employees' personal and professional growth. Guidant employees will be able to contribute their talents and skills to strengthen a world-class organization.

* Johnson & Johnson provides attractive and competitive compensation, workforce stability, and sustainability for employees.

The partnership will benefit customers & shareholders:

* Customers will benefit from the combination of our two companies' technologies, talented people and service. The partnership will maintain and enhance Guidant's leadership in clinical science, and strengthen and accelerate Johnson & Johnson's product iteration capabilities.

* This new partnership demonstrates exceptional shareholder value; it will combine Guidant's innovation and Johnson & Johnson's success in creating therapy acceptance to deliver sustainable innovation and accelerated growth.

This agreement represents the next great chapter in our company's mission to deliver innovative therapies and products to improve and extend the lives of patients who suffer from cardiovascular disease.

You will receive emails shortly with details about employee webcasts and town halls on Thursday and Friday to discuss in detail the agreement. I urge you to attend these events.

Ron

This material is not a substitute for the prospectus/proxy statement Johnson & Johnson and Guidant (and a subsidiary thereof) will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Guidant (and a subsidiary thereof) with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One JNJ Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request when such a filing is made to Guidant, Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations. Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant Corporation and their ownership of Guidant stock is set forth in the proxy statement for Guidant Corporation's 2003 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.